Sticker to Prospectus

The Prospectus for ICON Leasing Fund Twelve, LLC consists of (i) this sticker, (ii) the Prospectus, dated May 7, 2007, (iii) Supplement No. 1, dated June 25, 2007 and (iv) this Supplement No. 2, dated August 17, 2007, which contains information related to the current status of the offering and updates certain financial information in the Prospectus.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-138661

ICON LEASING FUND TWELVE, LLC

SUPPLEMENT NO. 2
DATED AUGUST 17, 2007

TO PROSPECTUS DATED
MAY 7, 2007

Summary

We are providing you with this Supplement No. 2, dated August 17, 2007, to update the Prospectus, dated May 7, 2007, as amended by Supplement No. 1, dated June 25, 2007.  The information in this Supplement No. 2 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Twelve, LLC (“Fund Twelve”) Prospectus, as supplemented.  This Supplement No. 2 forms a part of, and must be accompanied or preceded by, the Prospectus and Supplement No. 1.

The primary purposes of this Supplement No. 2 are to:

•	Describe the current status of the offering;

•	Update certain information regarding transaction approval procedures; and

•	Update certain financial information of Fund Twelve to June 30, 2007.

Current Status of the Offering

The initial closing date for Fund Twelve was May 25, 2007, the date at which Fund Twelve had raised $1,200,000 and reached the minimum offering amount.  On July 13, 2007, Fund Twelve achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania.  As of July 31, 2007, 28,701 shares of membership interests were sold to 893 additional members, representing $28,692,913 of capital contributions to Fund Twelve.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through July 31, 2007, Fund Twelve paid and/or accrued the following fees or expenses in connection with its offering of membership interests: (i) sales commissions to third parties in the amount of $2,217,184, (ii) underwriting fees to affiliated parties in the amount of $564,542 and (iii) organizational and offering fees to affiliated parties in the amount of $990,503.  These fees are described on pages 25 and 26 of the Prospectus, as supplemented.

Transaction Approval Procedures

The first paragraph under the heading “Transaction Approval Procedures” on page 45 of Fund Twelve’s prospectus dated May 7, 2007, is hereby replaced in its entirety by the following:

“Our Manager has established an investment committee that has set, and may from time to time revise, standards and procedures for the review and approval of potential leases. The investment committee is responsible for supervising and approving all individual transactions and portfolio purchases. The investment committee will consist of at least two persons whom our Manager designates. Our Manager expects that all such persons will be its officers or those of its affiliates. The investment committee will make decisions by majority vote.  As of the date of this prospectus, the members of the investment committee are Messrs. Martin, Reisner, Gatto, Kress and Jackson.”

Certain Financial Information of ICON Leasing Fund Twelve, LLC for the Quarter Ended June 30, 2007

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Consolidated Balance Sheets

ASSETS
	June 30,
	2007	December 31,
	(unaudited)	2006

Cash and cash equivalents	$7,278,461	$2,000

Net investments in operating leases	7,314,466	-

Restricted cash	372,300
Other assets	89,764	-

Total assets	$15,054,991	$2,000

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and other liabilities	$114,825	$-
Additional members pending subscriptions	372,300	-
Due to Manager and affiliates	325,201	-

Total liabilities	812,326	-

Commitments and contingencies

Members' equity:
Manager (one share outstanding, $1,000 per share original
issue price)	(1,071)	1,000
Additional Members (16,702 shares outstanding,
$1,000 per share original issue price)	14,243,736	1,000

Total members' equity	14,242,665	2,000

Total liabilities and members' equity	$15,054,991	$2,000

See accompanying notes to condensed consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Consolidated Statement of Operations
Period from May 25, 2007 (Commencement of Operations) through June 30, 2007
(unaudited)

Revenue:
Rental income	$7,503
Interest income	13,755

Total revenue	21,258

Expenses:
Depreciation	7,841
Administrative expense reimbursements - Manager	191,327
General and administrative	22,945

Total expenses	222,113

Net loss	$(200,855)

Net loss allocable to:
Additional Members	$(198,846)
Manager	(2,009)

$(200,855)

Weighted average number of additional
member shares outstanding	8,429

Net loss per weighted average
additional member share	$(23.59)

See accompanying notes to condensed consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Consolidated Statement of Changes in Members' Equity
Period from May 25, 2007 (Commencement of Operations) through June 30, 2007
(unaudited)

	Additional
	Member	Additional	Managing
	Shares	Members	Member	Total
Balance, May 25, 2007	1	$1,000	$1,000	$2,000

Proceeds from issuance of additional
members shares	16,701	16,700,631	-	16,700,631
Sales and offering expenses	-	(2,252,926)	-	(2,252,926)
Cash distributions to members	-	(6,123)	(62)	(6,185)
Net loss	-	(198,846)	(2,009)	(200,855)

Balance, June 30, 2007	16,702	$14,243,736	$(1,071)	$14,242,665

See accompanying notes to condensed consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Consolidated Statement of Cash Flows
Period from May 25, 2007 (Commencement of Operations) through June 30, 2007
(unaudited)

Cash flows from operating activities:
Net loss	$(200,855)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Depreciation	7,841
Changes in operating assets and liabilities:
Other assets	(89,764)
Accounts payable and other liabilitites	114,825
Due to Manager and affiliates	192,156

Net cash provided by operating activities	24,203

Cash flows from investing activities:
Investments in leased assets	(7,322,307)

Cash flows from financing activities:
Issuance of additional member shares, net of sales and offering expenses paid	14,447,705
Due to Manager and affiliates	133,045
Cash distributions to members	(6,185)

Net cash provided by financing activities	14,574,565

Net increase in cash and cash equivalents	7,276,461

Cash and cash equivalents, beginning of the period	2,000

Cash and cash equivalents, end of the period	$7,278,461

See accompanying notes to condensed consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(unaudited)

(1)	Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements of ICON Leasing Fund Twelve, LLC (the “LLC”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of ICON Capital Corp. (the “Manager”), all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included.  The results for the interim period are not necessarily indicative of the results for a full year.

The condensed consolidated financial statements include the accounts of the LLC and its majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The LLC accounts for its noncontrolling interests in joint ventures where the LLC has influence on financial and operational matters, generally greater than 5% and less than 50% interest, under the equity method of accounting. In such cases, the LLC's original investments are recorded at cost and adjusted for its share of earnings, losses and distributions. The LLC accounts for investments in joint ventures where the LLC has virtually no influence over financial and operational matters using the cost method of accounting.  In such cases, the LLC's original investments are recorded at cost and any distributions received are recorded as revenue.  All of the LLC's investments in joint ventures are subject to its impairment review policies.

In joint ventures where the LLC’s interest is majority owned, the financial condition and results of operations of the joint venture are consolidated.  Minority interest represents the minority owner’s proportionate share of its equity in the joint venture. The minority interest is adjusted for the minority owner’s share of the earnings, losses and distributions of the joint venture.

(2)	Organization

The LLC was formed on October 3, 2006 as a Delaware limited liability company.  The LLC is engaged in one business segment, the business of purchasing equipment and leasing it to third-party end users, acquiring equipment subject to lease and, to a lesser extent, acquiring ownership rights to items of leased equipment at lease expiration.  The LLC will continue until December 31, 2026, unless terminated sooner.

The Manager of the LLC was a Connecticut corporation.  Effective June 1, 2007, the Manager was reincorporated as a Delaware corporation.  The Manager manages and controls the LLC’s business affairs, including, but not limited to, the equipment leases and financing transactions, pursuant to the terms of a limited liability company agreement (the “LLC Agreement”) with the LLC.  The Manager has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the LLC.

The LLC is currently in its offering period, which commenced on May 7, 2007 and is anticipated to end during May 2009. The LLC is in the process of raising capital and acquiring assets.  The initial capitalization of the LLC was $2,000, which consisted of $1,000 from the Manager and $1,000 contributed for a single additional member share from an officer of the Manager. The LLC is offering membership interests on a “best efforts” basis with the current intention of raising up to $410,800,000 of capital, consisting of 412,000 shares of limited liability interests, of which 12,000 have been reserved for the LLC’s Distribution Reinvestment Plan.  The Distribution Reinvestment Plan allows Additional Members to purchase additional member shares with distributions received from the LLC.  Upon raising the minimum of $1,200,000, Additional Members were admitted.  “Additional Members” represent all members other than the Manager.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(unaudited)

(2)	Organization - continued

The LLC’s initial closing date was May 25, 2007 (the “Commencement of Operations”), the date at which the LLC had raised $1,200,000.  During the period from May 7, 2007 to June 30, 2007, the LLC sold 16,701 additional member shares, representing $16,700,631 of capital contributions and admitted 437 Additional Members.  Beginning with the Commencement of Operations, the LLC has been paying sales commissions to third parties. The LLC has also been making payments to the Manager and its affiliates for various fees.  These sales commissions and fees paid to the Manager and its affiliate are recorded as a reduction to the LLC’s equity.  Through June 30, 2007, the LLC has paid or accrued $1,335,626 of sales commissions to third parties, $583,804 of organizational and offering expenses to the Manager, and $333,496 of underwriting fees to ICON Securities Corp. (“ICON Securities”), an entity owned by the Manager.

With the proceeds from member shares sold, the LLC intends to invest in equipment subject to leases and in residual ownership rights in leased equipment and establish a cash reserve. After the net offering proceeds are invested, additional investments will be made with the cash generated from the LLC’s initial investments, to the extent that cash is not needed for expenses, reserves or distributions to members. The investment in additional equipment in this manner is called “reinvestment.”  After the reinvestment period, the LLC will then sell its assets in the ordinary course of business, a time frame called the “liquidation period.”

(3)	Summary of Significant Accounting Policies

The following is a discussion of the LLC’s accounting policies that are currently being followed or expected to be followed:

Cash and cash equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less when purchased.

Investment in Operating Leases

Investments in operating leases are stated at cost less accumulated depreciation.  Depreciation is calculated using the straight-line method over the term of the related equipment lease to its estimated residual value at lease end.  Upon the final disposition of the equipment, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the consolidated statement of operations. Revenues from operating leases are recognized on a straight line basis over the lives of the related leases.

Asset Impairments

The LLC's asset portfolio will be periodically reviewed, at least annually, to determine whether events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. If there is an indication of impairment, the LLC will estimate the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows.  If an impairment is determined to exist, an impairment loss will be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(unaudited)

(3)	Summary of Significant Accounting Policies- continued

The events or changes in circumstances that generally indicate that an asset may be impaired are (i) the estimated fair value of the underlying equipment is less than its carrying value or (ii) the lessee is experiencing financial difficulties and it does not appear likely that the estimated proceeds from the disposition of the asset will be sufficient to satisfy the residual position in the asset and, if applicable, the remaining obligation to the non-recourse lender.  Generally in the latter situation, the residual position relates to equipment subject to third party non-recourse notes payable where the lessee remits its rental payments directly to the lender and the LLC does not recover its residual position until the non-recourse note payable is repaid in full.

Revenue Recognition

The LLC leases equipment to third parties, which may be classified as either a finance lease or an operating lease, which is determined based upon the terms of each lease.  Initial direct costs are capitalized and amortized over the term of the related lease for a finance lease.  For an operating lease, the initial direct costs are included as a component of the cost of the equipment and depreciated.

For finance leases, the LLC records, at lease inception, the total minimum lease payments receivable from the lessee, the estimated unguaranteed residual value of the equipment at lease termination, the initial direct costs related to the lease and the related unearned income.  Unearned income represents the difference between the sum of the minimum lease payments receivable plus the estimated unguaranteed residual value minus the cost of the leased equipment.  Unearned income is recognized as finance income over the term of the lease using the effective interest rate method.

For operating leases, rental income is recognized on a straight line basis over the lease term.  Billed and uncollected operating lease receivables are included in rents receivable.  Deferred income is the difference between the timing of the cash payments and the income recognized on a straight line basis.

Share Redemption

The LLC may, at its discretion, redeem shares from a limited number of its additional members, as provided for in its LLC Agreement. The redemption price for any shares approved for redemption is based upon a formula, as provided for in the LLC Agreement.  Additional Members are required to hold their shares for at least one year before redemptions will be permitted.

Per Share Data

Net loss per share is based upon the weighted average number of additional member shares outstanding during the period.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(unaudited)

(3)	Summary of Significant Accounting Policies- continued

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4)	Investments in Operating Leases

Information Technology Equipment

On June 28, 2007, the LLC, through its wholly-owned subsidiary, ICON Global Crossing IV, LLC (“ICON Global Crossing IV”), purchased state-of-the-art telecommunications equipment for $7,007,868. This equipment is subject to a lease with Global Crossing Telecommunications, Inc.  (“Global Crossing”).  ICON Global Crossing IV will collect interim rent of $2,501 per day until commencement of the base term, at which time the basic rent becomes $169,941 per month.  The base lease term is 48 months, and will commence no later than January 1, 2008.  The LLC incurred professional fees of $104,203 relating to this transaction.  The LLC also paid an acquisition fee to the Manager of $210,236 relating to this transaction, and an additional approximately $90,000 as a prepayment for future equipment purchases.

(5)	Revolving Loan Facility – Recourse

On August 31, 2005, certain of the LLC’s affiliates (entities sponsored and organized by the Manager), ICON Income Fund Eight B, L.P. (“Fund Eight B”), ICON Income Fund Nine, LLC, (“Fund Nine”),  ICON Income Fund Ten, LLC (“Fund Ten”) and ICON Leasing Fund Eleven, LLC (“Fund Eleven”) (collectively, the "Borrowers") entered into a Commercial Loan Agreement (the "Loan Agreement"), with California Bank & Trust (the “Lender”). The Loan Agreement provides for a revolving line of credit of up to $17,000,000 pursuant to a senior secured revolving loan facility (the "Facility") which is secured by all assets of the Borrowers not subject to a first priority lien, as defined in the Loan Agreement. Each of the Borrowers is jointly and severally liable for all amounts borrowed under the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain lease agreements in which the Borrowers have a beneficial interest.

As part of the Loan Agreement, the Borrowers are required to comply with certain financial covenants, including, a minimum debt coverage ratio, a tangible net worth covenant, a leverage ratio and a minimum liquidity covenant. The Borrowers are in compliance with these covenants at June 30, 2007. The Loan Agreement prohibits the Borrowers from declaring or paying any distribution to investors if such a payment would cause the Borrowers to become non-compliant with the financial covenants in the Loan Agreement.

In addition, on August 31, 2005, the Borrowers entered into a Contribution Agreement (the "Contribution Agreement") pursuant to which the Borrowers agreed to certain restrictions on the amounts and terms of their respective borrowings under the Facility in order to minimize the risk that a Borrower would be unable to repay its portion of the outstanding obligations under the Facility at any time. These restrictions include, but are not limited to, borrowing in excess of the lesser of (a) an amount each Borrower could reasonably expect to repay in one year from its projected free cash flow, or (b) the greater of (i) the borrowing base, as defined in the Loan Agreement, as applied to such and (ii) 50% of the net worth of such Borrower.  The Contribution Agreement also provides that, in the event a Borrower pays an amount under the Contribution Agreement in excess of its share of the total obligations under the Facility, whether by reason of an event of default or otherwise, the other Borrowers will immediately make a contribution payment to such Borrower and in such amount that the aggregate amount paid by each Borrower reflects its allocable share of the aggregate obligations under the Facility. The Borrowers' obligations to each other under the Contribution Agreement are collateralized by a subordinate lien on the assets of each Borrower. The Borrowers are in compliance with the Contribution Agreement at June 30, 2007.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(unaudited)

5)	Revolving Loan Facility – Recourse – continued

On December 26, 2006, the Borrowers entered into a Loan Modification Agreement (the “Loan Modification”) to the Loan Agreement. The changes to the Loan Agreement are an extension of the Facility from August 31, 2007 to September 30, 2008 and the lowering of (i) the interest rate for advances under the Facility from the Lender’s prime rate plus 0.25% to the Lender’s prime rate and (ii) the interest rate on the five separate advances that are permitted to be made under the Facility at the rate at which United States dollar deposits can be acquired by the Lender in the London Interbank Eurocurrency Market (the “LIBOR Rate”) plus 2.75% per year to the LIBOR Rate plus 2.5% per year. In addition, pursuant to the terms of the Loan Modification, the Borrowers no longer have to maintain a cash reserve.  The interest rate at June 30, 2007 was 8.25%.

On June 20, 2007, the LLC became a permitted borrower under, and party to, the Loan Agreement, the Contribution Agreement and the Loan Modification.

Aggregate borrowings by all Borrowers under the Facility amounted to $6,755,000 at June 30, 2007.  The LLC currently has no borrowings under the Facility and no amounts are due to or payable by the LLC under the Contribution Agreement.

(6)	Transactions with Related Parties

The LLC has entered into certain agreements with its Manager and ICON Securities, whereby the LLC pays certain fees and reimbursements to these parties.  The Manager is entitled to receive organizational and offering expense allowance of 3.5% of capital raised up to $50,000,000, 2.5% of capital raised between $50,000,001 and $100,000,000, 1.5% of capital raised between $100,000,001 and $200,000,000, 1.0% of capital raised between $200,000,001 and $250,000,000 and 0.5% of capital raised over $250,000,000.  ICON Securities is entitled to receive a 2% underwriting fee from the gross proceeds from sales of shares to the Additional Members.

In accordance with the terms of these agreements, the LLC will pay the Manager (i) management fees ranging from 1% to 7% based on a percentage of the rentals recognized either directly by the LLC or through its joint ventures, and (ii) acquisition fees, through the end of the operating period, of 3% of the gross value of the LLC’s acquisition transactions.  In addition, the Manager will be reimbursed for administrative expenses incurred in connection with the LLC’s operations.

The Manager will perform certain services relating to the management of the LLC’s equipment leasing activities.  Such services include the collection of lease payments from the lessees of the equipment, re-leasing services in connection with equipment which is off-lease, inspections of the equipment, liaison with and general supervision of lessees to assure that the equipment is being properly operated and maintained, monitoring performance by the lessees of their obligations under the leases and the payment of operating expenses.

Administrative expense reimbursements are costs incurred by the Manager or its affiliates that are necessary to the LLC’s operations.  These costs include the Manager’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs, that are charged to the LLC based upon the percentage of time such personnel dedicate to the LLC.  Excluded are salaries and related costs, travel expenses and other administrative costs incurred by individuals with a controlling interest in the Manager.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(unaudited)

(6)	Transactions with Related Parties – continued

The Manager also has a 1% interest in the LLC’s profits, losses, cash distributions and liquidation proceeds. The LLC paid distributions to the Manager of $62 for the period from May 25, 2007 (Commencement of Operations) to June 30, 2007.  The Manager’s interest in the LLC’s net loss for the period from May 25, 2007 (Commencement of Operations) to June 30, 2007 was $2,009.

Fees and other expenses paid or accrued by the LLC to the Manager or its affiliates for the period from May 25, 2007 (Commencement of Operations) to June 30, 2007, are as follows:

Entity	Capacity	Description	2007
ICON Capital Corp.	Manager	Organizational and
		offering expenses (1)	$583,804
ICON Securities Corp.	Dealer Manager	Underwriting fees (1)	$333,496
ICON Capital Corp.	Manager	Acquisition fees (2)	$210,236
ICON Capital Corp.	Manager	Administrative fees (3)	$191,327

(1) Amount charged directly to members' equity.
(2) Amount capitalized and amortized to operations.
(3) Amount charged directly to operations.

At June 30, 2007, the LLC had a payable due to its Manager and affiliates of $325,201.  The Manager was due $276,632, which is comprised of $191,327 of administrative expense reimbursements, $84,665 of organizational and offering expenses and $640 for operating costs paid by the Manager.  ICON Securities was due $48,380 for underwriting fees.

From July 1, 2007 to July 31, 2007, the LLC raised an additional $11,619,982 of additional member contributions.  During this period, the LLC has paid or accrued organizational and offering expenses to the Manager of $406,699 and underwriting fees to ICON Securities of $231,046.

(7)	Recent Accounting Pronouncements

The Manager does not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material effect on the accompanying condensed consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(unaudited)

(8)	Subsequent Event

 On July 24, 2007, the LLC and Fund Ten, formed ICON Mayon, LLC (“ICON Mayon”), with interests of 49% and 51%, respectively. ICON Mayon purchased one Aframax 98,507 DWT product tanker - the Mayon Spirit – from an affiliate of Teekay Corporation (“Teekay”). The purchase price for the Mayon Spirit was approximately $40,250,000, comprised of (i) the capital contribution to ICON Mayon of approximately $15,312,000 and (ii) borrowings of approximately $24,938,000 of non-recourse indebtedness under a secured loan agreement with Fortis Capital Corp. In addition ICON Mayon paid an arrangement fee to Fortis Capital Corp. of approximately $187,000, and paid the LLC an acquisition fee to the Manager of approximately $592,000 relating to this transaction. Simultaneously with the closing of the purchase of the Mayon Spirit, the Mayon Spirit was bareboat chartered back to Teekay for a term of four years.  The charter commenced on July 24, 2007.

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